EXHIBIT 99.7

THE SMART SOHO INTERNATIONAL LIMITED

P.O. Box 309

Ugland House

Grand Cayman, KY1-1104

Cayman Islands

January 8, 2016

To the Sellers to the

Purchase and Sale Agreement

dated November 4, 2015

Ladies and Gentlemen:

We refer to the Purchase and Sale Agreement among us dated as of November 4, 2015, as amended by the letter agreement dated December 4, 2015 (the “First Amendment”) and by the letter agreement dated December 16, 2015 (the “Second Amendment” and, as so amended, the “Agreement”). This letter agreement (this “Third Amendment”) sets forth our agreement with respect the further amendment of certain provisions of the Agreement and the waiver of the satisfaction of certain conditions to the respective obligations of the parties. Capitalized terms used in this Third Amendment without definitions have the respective meanings assigned to them in the Agreement.

We hereby agree that, notwithstanding any inconsistent provision of the Agreement (including, without limitation, any inconsistent provisions of Section 1.03(b), Section 1.03(c), or Section 1.04 through Section 1.06), the remaining portion of the Purchase Price for the Ordinary Shares and the additional amounts referred to below shall be paid, and the remaining 6,739,932 Ordinary Shares subject to the Agreement shall be delivered, as follows:

1.            Extension Payments. In consideration of the waivers set forth in this Third Amendment, Acquirer shall make the following payments to Shah Capital Opportunity Fund LP (“Shah Capital”):

(a)            Acquirer shall pay Shah Capital the sum of US$2,500,000 contemporaneously with the execution and delivery of this Third Amendment; and

(b)            Acquirer shall pay Shah Capital the sum of US$600,000 for each month of extension (starting on the eighth day (inclusive) of each month) from January 8, 2016 till the New Termination Date. By way of example, if the Closing occurs on or before February 8, 2016, Acquirer will pay Shah Capital US$600,000, and US$1,200,000 thereafter if the Closing occurs on or before March 8, 2016. Any amount payable by Acquirer for extension under this clause, if any, shall be made contemporaneously with the payment of Purchase Price upon the Closing. For the avoidance of doubt, any amount payable by Acquirer for extension under this clause shall not be applied or accumulated into termination fee payable to the Shah Sellers set forth in this Third Amendment, and Acquirer shall not be obligated to pay the amount under this sub-paragraph 1(b) in the event that the termination fee is payable to the Shah Sellers in accordance with paragraph 5 of this Third Amendment.

2.            Payment into Escrow. Acquirer will deposit US$2,000,000 in cash (the “New Escrow Amount”) in the Escrow Account previously established with Li, Wong, Lam & W.I. Cheung (the “Escrow Agent”) pursuant to the Term Sheet or an escrow account under the name of Acquirer (or any of its designated affiliates on its behalf) to be established with the Escrow Agent pursuant to a mutually satisfactory escrow agreement (the “Escrow Agreement”) to be entered into by Acquirer and the Shah Sellers with the Escrow Agent. The New Escrow Amount will be deposited within five (5) business days of the later of the execution of this Third Amendment and execution of the Escrow Agreement. The Escrow Agreement shall provide that the New Escrow Amount shall be (i) released to the Shah Sellers upon the Closing, together with any interest earned thereon, and the New Escrow Amount and any such interest shall be credited against the Purchase Price for the Ordinary Shares to be purchased from the Shah Sellers, or (ii) refunded to the Acquirer together with any interest earned thereon in the event that the Closing has not occurred by June 30, 2016 (the “New Termination Date”), unless the Acquirer is obligated to pay a termination fee to the Shah Sellers under the conditions set forth in this Third Amendment, or (iii) released to one or more accounts to be designated by the Shah Sellers if the Acquirer is obligated to pay a termination fee to the Shah Sellers under the conditions set forth in this Third Amendment.

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3.            Payment of Purchase Price Balance. On the “Final Closing Date” (as defined below), and subject to paragraph 4 below, Acquirer shall pay an aggregate of US$40,439,592 to the Sellers via wire transfer of immediately available funds in U.S. dollars to one or more accounts to be designated by the Sellers by notice to the Acquirer (which notice shall be delivered not later than five (5) days prior to the Final Closing Date) against delivery by the Sellers of the remaining 6,739,932 Ordinary Shares of the Sellers required to be delivered to Acquirer pursuant to the Agreement. Such payments shall be made to the following Sellers and in the following amounts:

(a)            to Shah Capital, in the amount of US$33,896,214; and

(c)            to the Lu Sellers, payments in the aggregate amount of US$6,543,378, of which Acquirer shall pay to each Lu Seller an amount equal to the sum of the First Tranche Payment and the Second Tranche Payment set forth for such Lu Seller in Schedule B to the Agreement.

4.            Closing. The closing of the purchase and sale of the remaining 6,739,932 Ordinary Shares (the “Closing”), and the delivery of the Ordinary Shares by Sellers and of the payments required by paragraph 3 by Acquirer shall take on place as soon as practicable as agreed among the Parties, but in no event later than the New Termination Date. The date on which the Closing occurs is referred to herein as the “Final Closing Date.” For the avoidance of doubt:

(a)            the obligations of the Acquirer to make the payments required by paragraph 3 of this Third Amendment at the Closing are not subject to the performance of any obligation or fulfillment of any closing condition by any Seller or any other condition, other than the following:

(i)            Sellers shall deliver the remaining 6,739,932 Ordinary Shares to be delivered to the Acquirer;

(ii)            Mr. William Wong shall have resigned in writing as a director and chief executive officer of the Company, and the Company’s Board shall have duly adopted resolutions accepting Mr. Wong’s resignation and appointing Mr. GU Guoping as a member of the Board to fill the vacancy created by such resignation and Mr. Tim Ti as the Company’s Chief Executive Officer immediately following Mr. William Wong’s resignation, all effective on January 11, 2016. On or prior to January 11, 2016, Sellers shall deliver or cause the Company to deliver to the Acquirer copies of Mr. Wong’s resignation letter and the board resolutions required by this paragraph, in the form adopted or to be adopted by the board of directors of the Company. Acquirer shall be ensured to be able to nominate only one designee, initially Mr. Gu Guoping, into the Company’s board until the Closing and have him duly appointed. Notwithstanding the foregoing, in the event that the Agreement is terminated due to failure of Acquirer’s delivery of the payments required by paragraphs 1, 2 or 3 of this Third Amendment, Acquirer shall procure that Mr. GU shall resign from the board, effective immediately upon termination of the Agreement.

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(b)          the obligations of the Sellers to deliver such 6,739,932 Ordinary Shares at the Closing are not subject to the performance of any obligation or fulfillment of any closing condition by Acquirer other than Acquirer’s delivery of the payments required by paragraphs 1, 2 and 3 of this Third Amendment, in each case in the manner and on the terms set forth in the Agreement, as amended hereby. Upon the Closing or termination of the Agreement in accordance with Section 1.06 of the Agreement as further amended in paragraph 5 below, Phicomm Technology (Hong Kong) Co., Limited (“Phicomm HK”) shall be released from any liability or obligation under the letter of guarantee issued to Sellers.

5.            Termination in Lieu of Closing.

(a)            With respect to the termination of the Agreement as set forth in Section 1.06 of the Agreement, for the avoidance of doubt, references in Section 1.06 of the Agreement to (i) the “Closing” shall mean the Closing as defined hereunder, (ii) the “Closing Date” shall mean the Final Closing Date and (iii) the “Termination Date” shall mean the New Termination Date.

(b)            If the Closing has not occurred by the New Termination Date solely due to a failure by the Acquirer to make the payments required by paragraphs 1, 2 or 3 of this Third Amendment, the Acquirer shall (i) pay the Shah Sellers a termination fee of US$1,000,000 to one or more accounts to be designated by the Shah Sellers, and (ii) cause the Escrow Amount to be released to one or more accounts to be designated by the Shah Sellers.

(c)            If the Closing has not occurred by the New Termination Date solely due to a failure by any Seller to perform the covenants under paragraph 4(a)(ii) or decline to deliver such 6,739,932 Ordinary Shares, the Shah Sellers shall (i) pay the Acquirer a termination fee of US$3,000,000 to one or more accounts to be designated by the Acquirer, and (ii) cause the Escrow Amount to be released to the account to be designated by the Acquirer.

(d)            Furthermore, upon the payment of the termination fee, none of the parties shall have any further liability or obligation to any other Party under the Agreement.

6.            Standstill. Each of Acquirer and Phicomm HK agrees that until the earlier to occur of the Closing and Termination of this Agreement it will not, and it will use its best efforts to cause its Affiliates not to, in each case without the prior written consent of the Shah Sellers: (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in the preceding clauses (i) or (ii) above is to be settled by delivery of Ordinary Shares or other securities, in cash, or otherwise. The foregoing provisions shall not apply to (x) a direct or indirect transfer of Ordinary Shares to an Affiliate of Acquirer that assume Acquirer’s obligations under the Agreement, or (y) Phicomm HK’s pledge of the Acquirer’s shares to Chongqing Liangjian New Area Strategic Emerging Industries Equity Investment Fund Partnership (Limited Liability Partnership) (the “Fund”) pursuant to the Capital Increase and Share Subscription Agreement dated December 2, 2015, among the Fund, Shanghai Phicomm Communication Co., Ltd., Phicomm HK and Acquirer.

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7.             Waiver. The Acquirer hereby waives satisfaction of the conditions set forth in clauses e)(i) and e)(ii) of the Conditions to the Obligations of the Acquirer set forth in Schedule C of the Agreement in respect of the 6,739,932 Ordinary Shares to be delivered by the Sellers on the “Final Closing Date” (as defined in the Second Amendment), subject to the payments required to be made by the Acquirer on the Final Closing Date established hereunder, provided, however, that the Sellers shall be obligated to deliver the 6,739,932 Ordinary Shares in the manner set forth in clauses e)(i) and e)(ii) of the Conditions to the Obligations of the Acquirer set forth in Schedule C of the Agreement on the Final Closing Date established by this Third Amendment upon the receipt by the Sellers of all the payments required to be made under paragraphs 1, 2 and 3 of this Third Amendment.

8.             Miscellaneous. Except as otherwise expressly provided by this Third Amendment, all of the terms, conditions and provisions of the Agreement shall remain unchanged and in full force and effect. The Agreement, as amended hereby, shall continue in full force and effect, and this Second Amendment and the Agreement shall be read and construed as one instrument. This Third Amendment may be executed in several counterparts and by each party on a separate counterpart, each of which when so executed and delivered shall be an original, but all of which together shall constitute one instrument. The delivery of this Third Amendment by facsimile transmission or email of an executed original hereof or signature page hereto and/or the retransmission of any executed facsimile transmission hereof or signature page hereto shall be deemed to be the same as delivery of an executed original. In proving this Third Amendment, it shall not be necessary to produce or account for more than one such counterpart signed by the party against whom enforcement is sought. This Third Amendment shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles thereof.

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If the foregoing is acceptable to you, please confirm your agreement, effective the date first set forth above, by countersigning this letter below and returning it to the undersigned.

For and on behalf of	For and on behalf of

THE SMART SOHO INTERNATIONAL LIMITED	PHICOMM TECHNOLOGY (HONG KONG) CO., LIMITED

/s/ Gu Guoping	/s/ Gu Guoping
Gu Guoping	Gu Guoping

The foregoing is accepted and agreed as of the date first above written.

For and on behalf of	HONG LIANG LU

SHAH CAPITAL MANAGEMENT, INC.

/s/ Himanshu H. Shah	/s/ Hong Liang Lu
Himanshu H. Shah	Hong Liang Lu

For and on behalf of	For and on behalf of

SHAH CAPITAL OPPORTUNITY FUND LP	LU CHARITABLE REMAINDER TRUST

/s/ Himanshu H. Shah	/s/ Hong Liang Lu
Himanshu H. Shah	Hong Liang Lu

HIMANSHU H. SHAH	For and on behalf of

THE LU FAMILY LIMITED PARTNERSHIP

/s/ Himanshu H. Shah
Himanshu H. Shah
/s/ Hong Liang Lu
Hong Liang Lu

For and on behalf of

LU FAMILY TRUST

/s/ Hong Liang Lu
Hong Liang Lu

[Signature Page to Third Amendment to Purchase and Sale Agreement]

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